No. 0043

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2002

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [   X   ] Form 40-F [      ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [      ] No [   X   ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    )

Enclosures:
Professional Staff plc - Second Quarter Results dated 24 October 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 24 October 2002	By:

Name: Adèle Thorpe Title: Company Secretary

FOR:	Professional Staff plc

CONTACT:	Andrew Dixey CEO Professional Staff plc 44 1753 580 540

INVESTOR RELATIONS:	Jonathan Schaffer/Betsy Brod Brod Group LLC (212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS SECOND QUARTER RESULTS
~Diluted EPS of £0.01 ($0.02) Exceeds Previous Company Guidance;
Company Strengthens Financial Condition~
~Expects Break-Even or Modestly Profitable Third Quarter~

LONDON, ENGLAND — October 24, 2002 — Professional Staff (Nasdaq: PSTF) today reported results for its fiscal 2003 second quarter ended September 30, 2002.

For the second quarter, revenues were £23.70 million ($37.20 million) compared with £29.45 million ($46.24 million) in the prior year period. On a sequential basis, revenues were slightly less than first quarter revenues of £23.95 million ($37.60 million). Operating profit was £203,000 ($319,000) compared with a loss of £392,000 ($615,000) in the prior year period, which included goodwill amortization of £302,000 ($474,000). Second quarter net income was a profit of £122,000 ($192,000) or £0.01 ($0.02) per diluted share, versus a net loss of £636,000 ($999,000) or a loss of £0.07 ($0.11) per share in the prior year period. Net income for the prior year period before goodwill amortization was a loss of £334,000 ($524,000) or £0.04 ($0.06) per diluted share.

For the first six months of fiscal 2003, revenues were £47.65 million ($74.80 million) compared with £64.66 million ($101.5 million) in the prior year period. Operating profit was £196,000 ($308,000) compared with a loss of £876,000 ($1.38 million) in the prior year period, which included goodwill amortization and one time bad debt charges totaling £1.55 million ($2.43 million). Net income for the six month period was a profit of £126,000 ($198,000) or £0.01 ($0.02) per diluted share versus a net loss of £1.41 million ($2.21 million) or a loss of £0.16 ($0.25) per share in the prior year period. Net income for the prior year period before goodwill and one time charges was £28,000 ($44,000) or £0.00 ($0.00) per diluted share.

“We exceeded our bottom line goals for the first half of the year and posted a profit for the second quarter despite the weak economy and the seasonal summer slowdown,” commented Andrew Dixey, CEO of Professional Staff. “We also strengthened our financial condition during the period as we increased our net cash position by nearly £1 million ($1.6 million) to £5.7 million ($8.9 million), maintained our days sales outstanding at 57 days, and reduced our over 90 day receivables to 2.8% of total receivables.”

- more -

Professional Staff Reports Second Quarter Results                                    Page 2

S.Com, the Company’s Communications Technology Division, returned to profitability in the second quarter and experienced sequential revenue growth of 2% primarily from increased business with existing clients in the UK and Europe. As expected, S.Com continued to be impacted in all of its markets by general weakness in telecommunications, and its North American operations have also been affected by ongoing delays in the rollout of new networks including GSM.

Revenue from the Company’s Science Division grew 5% on a year over year basis but was down 7% from the first quarter as both SRG, the UK laboratory staffing business, and Euromedica, the European executive search business, experienced an expected sequential decline in permanent placements during this seasonally slow quarter. The temporary placement side of SRG’s business was strong with solid underlying demand and the number of contractors placed peaking during the quarter at a record high.

The Company’s Interim Management Division posted a 9% sequential revenue gain and continued to show signs of recovery from the sudden drop in business last year. While the overall economy continues to limit demand for interim management services, the Company expects revenues to improve sequentially in the third quarter.

Mr. Dixey continued, “As expected, second quarter demand for our permanent placement services experienced a seasonal decline on a sequential basis and impacted our revenue mix and gross margin; however, we were successful in our cost containment measures and, consequently, realized a profit for the second quarter and first half of the year.

“For the third quarter, we anticipate that our operating performance will be in line with the second quarter, with revenue similar to second quarter levels and net income at break even or slightly positive.”

Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff’s ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Tables Follow)

Professional Staff plc

CONSOLIDATED INCOME STATEMENT
(000’s except per share data)

	3 months to September 30,		6 months to September 30,
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenue	£23,695	£ 29,449	£47,646	£ 64,656
Cost of services	18,195	22,937	36,319	50,133

Gross profit	5,500	6,512	11,327	14,523
Operating expenses	5,297	6,602 (1)	11,131	14,794 (1)
Goodwill amortization	0	302	0	605

Operating profit/(loss)	203	(392)	196	(876)
Interest and other income/(expense)	16	(170)	93	(414)

Pre-tax income/(loss)	219	(562)	289	(1,290)
Income tax expense	97	74	163	119

Net income/(loss)	122	(636)	126	(1,409)

Basic earnings/(loss) per share	£ 0.01	£ (0.07)	£ 0.01	£ (0.16)
Number of shares used in computation	8,709	8,702	8,709	8,693
Fully diluted earnings/(loss) per share	£ 0.01	£ (0.07)	£ 0.01	£ (0.16)
Number of shares used in computation	8,757	8,702	8,757	8,693

CONSOLIDATED BALANCE SHEET DATA
(000’s)

	as of September 30,
	(unaudited)
	2002	2001

Cash & cash equivalents	£ 5,655	£ 2,173
Trade receivables	12,186	16,679
Other current assets	5,081	8,547
Current assets	22,922	27,399
Tangible fixed assets	2,832	4,455
Goodwill	23,650	32,906
Total assets	49,404	64,760
Short-term debt (2)	174	4,635
Other current liabilities	9,611	11,368
Long-term liabilities (2)	1,544	0
Shareholders’ equity	38,075	48,757

Notes:

(1)	Includes in the 6 months to September 30, 2001 a £945,000 charge mainly for doubtful debts in the US communications technology business.

(2)	At September 30, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company’s office building which was subject to a sale and leaseback transaction in March 2002. At September 30, 2001, short term debt comprised bank overdrafts and invoice discounting liabilities.

Professional Staff plc

* * * Note: convenience translation only, using the noon buying rate on September 30, 2002 of: $1.5700 = £1.0000 * * *

CONSOLIDATED INCOME STATEMENT
(000’s except per share data)

	3 months to September 30,		6 months to September 30,
	(unaudited)		(unaudited)

	2002	2001	2002	2001

Revenue	$37,201	$46,235	$74,804	$101,510
Cost of services	28,566	36,011	57,021	78,709

Gross profit	8,635	10,224	17,783	22,801
Operating expenses	8,316	10,365 (1)	17,476	23,227 (1)
Goodwill amortization	0	474	0	950

Operating profit / (loss)	319	(615)	308	(1,375)
Interest and other income / (expense)	25	(267)	146	(650)

Pre-tax income / (loss)	344	(882)	454	(2,025)
Income tax expense	152	116	256	187

Net income / (loss)	192	(999)	198	(2,212)

Basic earnings / (loss) per share	$0.02	$(0.11)	$0.02	$(0.25)
Number of shares used in computation	8,709	8,702	8,709	8,693
Fully diluted earnings / (loss) per share	$0.02	$(0.11)	$0.02	$(0.25)
Number of shares used in computation	8,757	8,702	8,757	8,693

CONSOLIDATED BALANCE SHEET DATA
(000’s)

	as of September 30,
	(unaudited)
	2002	2001

Cash & cash equivalents	$8,878	$3,412
Trade receivables	19,132	26,186
Other current assets	7,977	13,419
Current assets	35,988	43,016
Tangible fixed assets	4,446	6,994
Goodwill	37,131	51,662
Total assets	77,564	101,673
Short-term debt (2)	273	7,277
Other current liabilities	15,089	17,848
Long-term liabilities (2)	2,424	0
Shareholders’ equity	59,778	76,548
Notes:

Notes:

(1)	Includes in the 6 months to September 30, 2001 a $1.48m charge mainly for doubtful debts in the US communications technology business.

(2)	At September 30, 2002, short term debt and long term liabilities comprise capital lease obligations on the Company’s office building which was subject to a sale and leaseback transaction in March 2002. At September 30, 2001, short term debt comprised bank overdrafts and invoice discounting liabilities.